Securities and Exchange Commission
Washington, DC 20549
Schedule 13D
Under the Securities Exchange Act of 1934
Quality System, Inc.
(name of Issuer)
---
Common Stock, $.01 Par Value
(Title of class of securities)
---
747582104
(cusip number)
---
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenweig & Wolosky LLP
505 Park Avenue
New York, NY 10022
(212)753-7200
(Name address and telephone number of person
authorized to receive notices and communications)
---
July 8, 1999
(Date of event which requires filing of this statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


1. NAME OF REPORTING PERSONS
S.S OR I.R.S. IDENTIFIACTION NOS. OF ABOVE PERSONS
AHMED HUSSEIN  ###-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
3 SEC USE ONLY
4 SOURCE OF FUNDS   PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2 (E)
6 CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES AND EGYPT
7 SOLE VOTING POWER
1,147,400
8 SHARED VOTING POWER
    0
9 SOLE DISPOSITIVE POWER
   1,147,400
10 SHARED DISPOSITIVE POWER
   0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,147,400
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   18.46%
14 TYPE OF REPORTING CLASS
   IN

AHMED HUSSEIN
30 Rockefeller Center, Suite 1936
New York, New York 10112


Item 4 is amended as follows:

Item 4. Purpose of transaction. On July 8, 1999, the Reporting Person delivered a letter to the Issuer in which the Reporting Person nominated certain persons to be elected to the Board of Directors of the Issuer at the annual meeting of the Issuer scheduled to be held on September 17, 1999. The letter was delivered pursuant to the Issuer's Bylaws and contains information concerning the Reporting Persons and the nominees for director as required by such Bylaws. The full text of the letter is set forth in Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Exhibit One


July 8, 1999


Quality Systems, Inc.
17822 East 17th Street
Tustin, California 92780
Attn:	Corporate Secretary

Dear Sirs:

This letter shall serve to satisfy the notice requirements of Section 2(c) of the Bylaws (the "Bylaws") of Quality Systems, Inc. (the "Company") as to the nomination by Ahmed Hussein, of three nominees for election to the Board of Directors of the Company at the Annual Meeting of Shareholders of the Company scheduled to be held on Friday, September 17, 1999, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

Ahmed Hussein is the record and beneficial owner of 1,147,400 shares of Common Stock of the Company. I hereby nominate Mohamed Tawfick El-Bardai,
Emad A. Zikry and Ahmed Hussein as nominees (the "Nominees") to be elected to the Board of Directors of the Company at the Annual Meeting. To the extent the Company increases the size of the Board of Directors above its existing size, we reserve the right to nominate additional nominees to be elected to the Board of Directors of the Company at the Annual Meeting. The information required by
Section 2(c) of the Bylaws and the Securities Exchange Act of 1934, as amended, follows:

1. Name and address of shareholder making the nomination:

Ahmed Hussein
30 Rockefeller Center, Suite 1936
New York, New York 10112

2. Names and addresses of the Nominees:

1) Mohamed Tawfick El-Bardai
c/o National Telecommunications Corp.
45 El Kods El Sharif Street
Mohandessin, Cairo, Egypt

2) Emad A. Zikry
c/o ARM Capital Advisers, LLC
200 Park Avenue, 20th Floor
New York, NY 10166

3) Ahmed Hussein
30 Rockefeller Center, Suite 1936
New York, New York 10112

3. Ahmed Hussein hereby represents that he is the beneficial owner of 1,147,400 shares of Common Stock of the Company entitled to vote at the Annual Meeting. Ahmed Hussein or a representative or representatives of Mr. Hussein intends to appear in person or by proxy at the Annual Meeting to nominate the persons specified in this notice for election to the Board of Directors of the Company.

4. There are no arrangements or understandings between Mr. Hussein and each nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by the nominees to serve as directors of the Company if elected as such at the Annual Meeting, attached hereto and incorporated herein by reference.

5. The information concerning the Nominees required by Regulation 14A of the Exchange Act is as follows:

Mohamed Tawfick El-Bardai (59) is one of the nominees for directors. Mr. El-Bardai has been the Chief Executive Officer of National Telecommunications Corp. since 1995. Mr. El-Bardai currently serves as a director of National Technology Group, Satellite Equipment Manufacturing Corp, Egyptian Space Communications Corp and EgyNet. As of the date hereof, Mr. El-Bardai does not beneficially own any shares of common stock of the Company. The business address of Mr. El-Bardai is c/o National Telecommunications Corp., 45 El Kods El Sharif St., Mohandessin, Cairo, Egypt. The residence address of Mr. El-Bardai is 28 Linda Vista Dr., Orinda, CA 94536

Emad A. Zikry (49) is one of the nominees for director. Mr. Zikry has been President and Chief Executive Officer of ARM Capital Advisors, LLC, since 1994. Prior to such time Mr. Zikry was President and Chief Executive
Officer of Kleinwort Benson Investment Management Americas, Inc since 1993. Mr. Zikry is a director of the Pacific Institute and the Park Avenue Bank.
As of the date hereof, Mr. Zikry does not beneficially own any shares of common stock of the Company. The business address of Mr. Zikry is c/o ARM Capital Advisors, LLC, 200 Park Avenue, 20th Floor, New York, New York 10166. The residence address of Mr. Zikry is 40 East 89th Street, Apt 9E, New York, NY 10128.


Ahmed Hussein (58) is one of the nominees for director. Mr. Hussein is currently Chairman of the Board of National Investment Company, Cairo, Egypt, since 1997. Mr. Hussein founded National Investment Company in
1996 and has served as a member of its Board of Directors since its inception. Prior to such time Mr. Hussein served as Senior Vice President of Dean Witter from 1994 to 1996. Mr. Hussein is a director of the following publicly held Egyptian companies: Nasr City Co., Simo Paper Co. and Nobria Agriculture. As of the date hereof, Mr. Hussein beneficially owns 1, 147,400 shares of common stock of the Company. The business and residence address of Mr. Hussein is Hilton World Residence, Suite 304, 1191 Corniche El Nil, Cairo, Egypt.

The Board of Directors of the Company has a single class of directors. At each annual meeting of shareholders, the directors are elected to a one-year term. The Nominees, if elected, would serve as directors for the term expiring in 2000 or until the due election and qualification of their successors. Ahmed Hussein has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.

Except as described herein, none of Messrs. Hussein, Zikry or El-Bardai (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000,
(ii) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, (iii) is the record owner of any securities of the Company of which it may not be deemed to be the beneficial owner, (iv) has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company,
(v) has any arrangements or understandings with any Nominee pursuant to which such nominee was selected as a nominee and there exist no such agreements or understandings between any nominee and any other person, or (vi) has any agreement or understanding with respect to future employment by the Company or any arrangement or understanding with respect to any future transactions to which the Company will or may be a party. Except as described herein, during the past five years none of Messrs. Hussein, Zikry or El-Bardai
(i) has been involved in any legal proceeding adverse to the Company or any of its subsidiaries, (ii) had a material interest adverse to the Company or
(iii) been involved in any of the legal proceedings set forth in Item 401(f) of Regulation S-K.

In addition to the information provided in this notice, the Nominees and Mr. Hussein will promptly provide any and all additional information reasonably requested by the Company pursuant to the By-laws or the Articles of Incorporation. This notice fully complies with the provisions of the By-laws and the Articles of Incorporation. Any claim that this notice is in any way defective should be immediately addressed to Ahmed Hussein, 30 Rockefeller Center, Suite 1936, New York, New York 10112, telephone
(212) 332-1700, facsimile (212) 332-2599 (with a copy to my counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, Attention: Steven Wolosky, Esq. and Adam Rappaport, Esq., telephone
(212) 753-7200, facsimile (212) 755-1467) so that there is adequate opportunity to address such claim in a timely fashion. The giving of this notice is not an admission that the procedures for notice contained in the By-laws are legal, valid or binding, and Mr. Hussein reserves the right to challenge their validity.


Please sign the enclosed copy of this notice to acknowledge receipt thereof in the space provided below and return it in the enclosed self-addressed Federal Express package


Sincerely,




AHMED HUSSEIN